UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)

Pinnacle West Capital Corporation
(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants,
Investment Management Committee
and Benefit Administration Committee of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 22, 2021

We have served as the auditor of the Plan since 1979.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Participant-directed investments at fair value (Notes 2 and 5)	$1,306,180,420	$1,184,320,240
Participant-directed investments at contract value (Notes 2 and 4)	139,314,432	126,655,193
Total investments	1,445,494,852	1,310,975,433
Receivables:
Notes receivable from participants (Note 1)	23,374,236	23,990,114
Participant contributions	815,871	3,221,777
Employer contributions	257,744	1,015,862
Interest and other	10,511,054	3,550,921
Total receivables	34,958,905	31,778,674
Total assets	1,480,453,757	1,342,754,107
LIABILITIES:
Payable for securities purchased	9,083,805	1,960,382
Accrued administrative expenses	324,692	381,834
Total liabilities	9,408,497	2,342,216
NET ASSETS AVAILABLE FOR BENEFITS	$1,471,045,260	$1,340,411,891

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

ADDITIONS:

Contributions (Note 1):
Participants	$64,898,340
Employer	23,274,930
Rollover	4,833,024
Total contributions	93,006,294

Investment income (Note 2):
Dividend, interest, and other income	14,325,984
Net realized/unrealized appreciation in fair value of investments	162,632,538
Total investment gain	176,958,522

Interest income on notes receivable from participants	1,308,355

Total additions	271,273,171

DEDUCTIONS:

Distributions to participants	138,184,322
Administrative expenses (Note 2)	2,455,480
Total deductions	140,639,802

INCREASE IN NET ASSETS	130,633,369

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,340,411,891
End of year	$1,471,045,260

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation ("Pinnacle West" or the "Company").  The Plan is administered by two committees, the Benefit Administration Committee and the Investment Management Committee, appointed by the Pinnacle West Board of Directors (together, the "Committee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustee and recordkeeper for the Plan is Fidelity Management Trust Company ("Trustee").

In 2020, the Trustee was the appointed investment manager of the Pinnacle West Stock Fund, which is an investment option in the Plan. As the appointed investment manager of this option, the Trustee (1) managed the liquidity of the Pinnacle West Stock Fund and (2) accepted direction regarding the voting of shares held in the Pinnacle West Stock Fund when no proxies were received. The Plan is a 401(k) plan with an Employee Stock Ownership Plan feature. In April 2021, the Investment Management Committee appointed an independent fiduciary to manage the Pinnacle West Stock Fund. The independent fiduciary has the exclusive fiduciary authority and responsibility under the Plan with respect to the Pinnacle West Stock Fund as an investment option under the Plan. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the Trustee, related to the number of whole shares of stock represented by the units of the Pinnacle West Stock Fund allocated to their accounts. In 2020, the Investment Management Committee directed the Trustee on voting shares of Pinnacle West common stock on routine matters (for those shares for which the Trustee did not receive participant directions). Beginning in 2021, the independent fiduciary has the sole authority to vote any shares and to instruct the Trustee accordingly with respect to shares of Pinnacle West common stock held in the Pinnacle West Stock Fund that are not otherwise voted by the Plan participants themselves.

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company and Bright Canyon Energy Corporation (collectively, the "Employer"), are eligible to participate in (1) the pre-tax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month coincident with or following their attainment of age 18 and completion of six full months of service.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pre-tax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal

Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pre-tax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pre-tax contribution ($19,500 for 2020) and catch-up contribution ($6,500 for 2020) may increase in future years as determined annually by the Internal Revenue Service ("IRS").  Participants may elect to set their pre-tax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature, receive an Employer match of 50% of the first 6% of base pay contributed, in combination, as pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value. There were no noncash contributions for the year ended December 31, 2020.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria. Rollover contributions are not eligible for employer match.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash. Prior to October 1, 2020, if a participant did not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it was automatically reinvested in the Pinnacle West Stock Fund. If a participant elected to reinvest dividends in the Pinnacle West Stock Fund, any dividends paid on balances in the Pinnacle West Stock Fund after September 30, 2020 are reinvested in accordance with the future investment allocations the participant has selected.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pre-tax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.

Investment Choices

Participants direct all contributions into one or more of the following (collectively, the "Funds"):
•Age-based investment options ("Target Retirement Date Funds") that include:
•Retirement Income Fund

•Target Retirement 2020 Fund
•Target Retirement 2025 Fund
•Target Retirement 2030 Fund
•Target Retirement 2035 Fund
•Target Retirement 2040 Fund
•Target Retirement 2045 Fund
•Target Retirement 2050 Fund
•Target Retirement 2055 Fund
•Target Retirement 2060 Fund
•Target Retirement 2065 Fund**

•Core investment options that include:
•Stable Value Fund (see Note 4)
•US Bond Index
•Bond Fund*
•Diversified Inflation Fund
•US Large Cap Stock Index
•US Large Cap Stock Fund*
•US Small/Mid Cap Stock Index
•US Small/Mid Cap Stock Fund*
•Non-US Stock Index
•Non-US Stock Fund
•Pinnacle West Stock Fund***

* Separately managed accounts, specific to this Plan only.
** The Target Retirement 2065 Fund was added at the end of March 2020. The Target Retirement 2015 Fund was eliminated at the end of March 2020.
*** A separately managed account, specific to this Plan only. On September 30, 2020, the Company froze the Pinnacle West Stock Fund (see Note 2).

    The Plan provides that in lieu of making their own investment elections in the funds, participants may (a) choose to have an investment allocation suggested for them through the Plan's personal asset manager program or choose to have their portfolio managed for them utilizing the Plan's Managed Account service, both of which provide a personalized mix of the Plan's Core investment options; (b) allow their balance to be invested in the Qualified Default Investment Alternative ("QDIA") which is the family of Target Retirement Date Funds that are composed of the Core investment options; (c) establish a self-directed brokerage account ("SDA") to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); or (d) elect to have their investment mix of Funds automatically rebalanced according to their investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Participants may borrow money from their pre-tax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. Generally, the maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. In 2020, the Plan adopted the provisions of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which increased the cap on loans to 100% of the participant's vested account balance up to $100,000 through December 31, 2020 and allowed participants to defer loan payments until 2021. Only one loan per participant may be outstanding at any one time. Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence. An administrative fee is charged to the participant’s account for each loan. Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The average interest rate for loans issued during 2020 was 4.64%.  Interest rates for outstanding loans as of December 31, 2020 and 2019, ranged from 4.25% to 9.25%.  As of December 31, 2020, participant loans have maturities through 2035.

Loans are treated as investments of the participants’ accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election or in the QDIA, if the participant does not have a current investment election in place.  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting and Forfeitures

Effective April 1, 2006, each new participant is automatically fully vested in the participant’s pre-tax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).

Withdrawals and Distributions

A participant may, at any time, make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pre-tax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pre-tax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal.  For all withdrawals and distributions, penalties may apply. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account. Participants can take a loan prior to a hardship withdrawal and contributions are not suspended as a result of taking a hardship withdrawal. In 2020, the Plan adopted provisions of the CARES Act that added a COVID-19 penalty-free distribution through December 31, 2020.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue the Company's contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events

    Subsequent events were evaluated through June 22, 2021, the date the financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, separate accounts, stocks, bonds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value), less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for fair value measurements and disclosures of the Plan’s investments reported at fair value.

The Plan's investment options include a unitized stock fund, which owns shares of Pinnacle West common stock, and together with a small portion of cash maintained for liquidity purposes, is recorded on a unit basis. Pinnacle West's common shares are traded on the New York Stock Exchange ("NYSE") and are valued at the NYSE closing price on the last business day of the plan year. See Note 5. The valuation per share of Pinnacle West's common stock was $79.95 and $89.93 at December 31, 2020 and 2019, respectively. The valuation per unit of the Pinnacle West stock fund was $19.78 and $22.16 at December 31, 2020 and 2019, respectively.

Included in investments at December 31, 2020 and 2019, are shares of Pinnacle West common stock amounting to $76,420,207 and $94,940,900, respectively. This investment represents 5% and 7% of total investments at December 31, 2020 and 2019, respectively. A significant decline in the market value of the stock could have an effect on the net assets available for benefits.

Effective on September 30, 2020, the Company froze the Pinnacle West Stock Fund as an investment choice in the Plan. Plan participants are no longer able to invest future contributions or reinvest dividends in the Pinnacle West Stock Fund or exchange from another investment option into the Pinnacle West Stock Fund. Any portion of a participant's account balance that is invested in the Pinnacle West Stock Fund may remain in the Pinnacle West Stock Fund at this time.

The Stable Value Fund investment option is composed of fully benefit-responsive synthetic guaranteed investment contracts ("SGICs"), which are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because it is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The Statement of Net Assets Available for Benefits presents SGICs on a contract value basis (see Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Participants pay a quarterly Plan recordkeeping fee. Participants may also pay administrative fees for the origination of a loan, distributions, qualified domestic relation order processing or for other services provided by the Trustee. Participants pay investment, sales, recordkeeping, and administrative expenses charged by the Funds, if any, which are deducted from assets and reflected as a reduction of investment return for the Fund. Some participants utilizing the SDA may pay income tax charges depending on the assets that they may hold in their respective SDA. Pinnacle West pays the remaining Plan administrative expenses, such as legal expenses.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2020 and 2019, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

Net Appreciation/Depreciation

Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized gains and losses related to investments held at year end.

3.    FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has concluded that, as of December 31, 2020 and December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.

The IRS has determined and informed the Company by a letter dated March 16, 2018, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.    INVESTMENT CONTRACTS

 The Stable Value Fund is an investment option offered to all participants in the Plan. This investment option consists of three fully benefit-responsive SGICs and accordingly, is recorded at contract value in the statements of net assets available for benefits. A SGIC is an investment contract issued by an insurance company or other financial institution ("Wrap Agreement"), backed by a portfolio of bonds, mortgages, or other fixed income instruments. The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Formulas are provided in each contract that adjust the interest crediting rate to recognize the difference between the fair value and the book value of the underlying assets. The contract provides for an interest crediting rate that may not be less than zero percent per annum. Interest crediting rates are reviewed monthly for resetting. The Wrap Agreement is intended to guarantee that the qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Stable Value Fund, transfers to competing options without meeting the equity wash provisions of the Stable Value Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Stable Value Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, wrap providers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s fully benefit-responsive SGICs are included in the Statements of Net Assets Available for Benefits as participant-directed investments at contract value at December 31, 2020 and 2019 of $139,314,432 and $126,655,193, respectively. The fully benefit-responsive SGICs earned interest income of $2,974,361 during the year ended December 31, 2020.

5.    FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to certain investments and provides disclosures of certain assets according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Other significant observable inputs including quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable (such as yield curves).

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Valuation methodologies maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. Investments valued using net asset value (NAV) as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded. See Note 2 for additional discussion of Pinnacle West Common Stock.

Short-Term Investments: Consists primarily of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in U.S. Government Securities, or money market funds. Valuation is based on the quoted NAV of shares held by the Plan, consistent with the methodology for valuing mutual funds as discussed below.

Mutual Funds:  Valued and redeemable at the quoted NAV of shares held by the Plan. The NAV is based on the quoted price at the end of the day on the active market in which the individual funds are traded. Mutual funds are open-ended funds that are registered with the Securities and Exchange Commission.

Self-Directed Brokerage Account: Consists primarily of common stocks, mutual funds, and short-term investments that are valued on the basis of readily determinable market prices.

Common and Collective Trusts: Valued, as a practical expedient, based on the trusts’ NAV of units held by the Plan at year-end. NAV is based on the market prices in active markets of the underlying securities owned by the trusts.  The trusts are similar to mutual funds except, among other differences, that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the NAV.  The trusts have the ability to implement redemption safeguards which, theoretically, could limit the Plan’s ability to transact in the trusts. However, no such safeguards were in effect during the year and, as such, these safeguards had no effect on participant redemptions during the year or on year-end NAV valuation. Furthermore, redemption safeguards are not expected to impact the abilities of participants to transact in the trusts in the future because the Plan holds relatively immaterial amounts of these funds. The Plan has no unfunded commitments to these trusts as of December 31, 2020 and 2019.

The following table presents by level within the fair value hierarchy, the Plan's assets reported at fair value:

	December 31,
Quoted Prices in Active Markets (Level 1):	2020	2019
Common Stocks	$79,982,382	$75,662,880
Short-Term Investments	6,729,854	7,125,280
Mutual Funds	191,322,775	156,419,136
Pinnacle West Common Stock	76,420,207	94,940,900
Self-Directed Brokerage Account	114,452,907	83,373,134
Total Level 1 assets and total assets classified in the fair value hierarchy	468,908,125	417,521,330
Other:
Common and Collective Trusts (a)	837,272,295	766,798,910
Total Investments at fair value	$1,306,180,420	$1,184,320,240

(a) These investments are valued using NAV as a practical expedient, and therefore have not been classified in the fair value hierarchy.

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments consist of Pinnacle West common stock and short-term investments which were managed by the Trustee in 2020. In April 2021, an independent fiduciary began managing the Pinnacle West Stock Fund.  These transactions qualify as exempt party-in-interest transactions.  As of December 31, 2020 and 2019, the Plan held 955,850 and 1,055,720 shares, respectively, of common stock of Pinnacle West, the sponsoring employer, with a cost basis of $57,057,261 and $63,389,720, and a fair value of $76,420,207 and $94,940,900, respectively.  During the year ended December 31, 2020, the Plan recorded dividend income from Pinnacle West common stock of $3,233,297. As of December 31, 2020 and 2019, the Plan held $5,298,974 and $5,135,758, respectively, of short-term investments managed by the Trustee, with the majority held within the Stable Value Fund.

Effective on September 30, 2020, the Company froze the Pinnacle West Stock Fund as an investment choice in the Plan. Plan participants are no longer able to invest future contributions or reinvest dividends in the Pinnacle West Stock Fund or exchange from another investment option into the Pinnacle West Stock Fund. Any portion of a participant's account balance that is invested in the Pinnacle West Stock Fund may remain in the Pinnacle West Stock Fund at this time.

Transactions under certain investment managers in 2020 include revenue share agreements with the Trustee that qualify as exempt party-in-interest transactions. Amounts received under this revenue share agreements were immaterial for the year ended December 31, 2020. These revenue share amounts are currently allocated back to participants.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan Sponsor pays for these services.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2020	2019
Net Assets Available for Benefits per the financial statements	$1,471,045,260	$1,340,411,891
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,536,735	2,135,714
Deemed distribution of participant loans	(582,287)	(514,457)
Net Assets per Form 5500	$1,475,999,708	$1,342,033,148

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2020:

Increase in Net Assets Available for Benefits per the financial statements	$130,633,369
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2020	5,536,735
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2019	(2,135,714)
Deemed distribution of participant loans - 2020	(582,287)
Deemed distribution of participant loans - 2019	514,457
Net gain per the Form 5500	$133,966,560

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Common Stocks
	MFS Large Capitalization Growth Equity Fund	US Large Cap Stock Fund
	ABBOTT LAB			428,982
	ACTIVISION BLIZZARD INC			314,483
	ADOBE INC			1,205,789
	AIRBNB INC CLASS A			7,634
	ALNYLAM PHARMACEUTICALS I			66,935
	ALPHABET INC CL A			1,370,564
	ALPHABET INC CL C			409,940
	AMAZON.COM INC			2,696,738
	AMERICAN TOWER CORP			232,316
	AMETEK INC NEW			268,850
	AON PLC			216,974
	APPLE INC			786,321
	APPLIED MATERIALS INC			230,939
	ASML HLDG NV (NY REG SHS)			216,060
	ATLASSIAN CORP PLC CLS A			207,910
	AUTODESK INC			367,324
	BECTON DICKINSON & CO			152,634
	BLACK KNIGHT INC			96,832
	BOSTON SCIENTIFIC CORP			193,519
	CADENCE DESIGN SYS INC			281,455
	CANADIAN PAC RAILWAY LTD			209,401
	CHARTER COMM INC A			500,132
	CHIPOTLE MEXICAN GRILL IN			183,046
	CLARIVATE PLC			244,602
	COLGATE-PALMOLIVE CO			390,182
	COSTAR GROUP INC			312,407
	COSTCO WHOLESALE CORP			36,924
	DANAHER CORP			608,886
	DOLLAR GEN CORP			202,519
	EDWARDS LIFESCIENCES CORP			179,723
	ELECTRONIC ARTS INC			401,362
	EQUIFAX INC			115,897
	EQUINIX INC			221,396
	ESTEE LAUDER COS INC CL A			351,371
	FACEBOOK INC CL A			1,065,597
	FIDELITY NATL INFORM SVCS			84,027
	GLOBAL PAYMENTS INC			213,481
	IHS MARKIT LTD			99,532
	INTUIT INC			592,566
	LAM RESEARCH CORP			418,431
	LULULEMON ATHLETICA INC			164,966

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	MASTERCARD INC CL A			1,059,398
	MATCH GROUP INC			347,132
	MERCK & CO INC NEW			43,436
	MICROSOFT CORP			2,898,396
	MSCI INC			507,258
	NETFLIX INC			476,383
	NIKE INC CL B			258,466
	NVIDIA CORP			581,731
	PAYPAL HLDGS INC			836,328
	PINTEREST INC CL A			136,084
	ROPER TECH INC			254,343
	SALESFORCE.COM INC			494,239
	SEAGEN INC			140,637
	SHERWIN WILLIAMS CO			421,103
	SHOPIFY INC CL A			153,945
	SNOWFLAKE INC CL A			35,175
	SPOTIFY TECH SA			117,683
	SQUARE INC CL A			447,903
	STARBUCKS CORP			39,797
	STERIS PLC			88,705
	SVCSNOW INC			459,609
	SYNOPSYS INC			194,689
	TAKE-TWO INTERACTV SOFTWR			208,621
	TELADOC HEALTH INC			127,574
	THERMO FISHER SCIENTIFIC			629,269
	TRANSUNION			290,119
	UNITEDHEALTH GROUP INC			120,634
	VERISK ANALYTICS INC			510,879
	VERTEX PHARMACEUTICALS IN			254,774
	VISA INC CL A			835,330
	VULCAN MATERIALS CO			292,171
	ZOETIS INC CL A			435,099
	SUBTOTAL			30,045,557

	Robeco Boston Partners Large Capitalization Value Equity Fund	US Large Cap Stock Fund
	ABBVIE INC			228,230
	AERCAP HLDGS NV			83,457
	AFLAC INC			211,588
	ALLISON TRANSMISSION HLDG			103,081
	ALPHABET INC CL A			545,071
	AMERICAN INTL GROUP			377,464
	AMERISOURCEBERGEN CORP			294,746
	AMGEN INC			145,769

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ANTHEM INC			577,641
	APPLIED MATERIALS INC			438,231
	AUTOZONE INC			559,528
	AVANTOR INC			248,170
	BANK OF AMERICA CORPORATI			695,615
	BERKSHIRE HATHAWAY INC CL			1,008,565
	BEST BUY CO INC			272,926
	BOEING CO			341,640
	CANADIAN NATL RESOURCES L			157,792
	CATERPILLAR INC			400,808
	CENTERPOINT ENERGY INC			212,635
	CHUBB LTD			618,604
	CIGNA CORP			713,641
	CISCO SYS INC			689,553
	CITIGROUP INC			456,284
	COCA-COLA EUROPEAN PARTNE			298,532
	CONOCOPHILLIPS			507,873
	CRH PLC SPON ADR			178,623
	CUMMINS INC			201,892
	CVS HEALTH CORP			211,457
	DEERE & CO			525,186
	DOVER CORP			208,186
	DUPONT DE NEMOURS INC			495,779
	EATON CORP PLC			416,285
	EDISON INTL			300,342
	EVEREST REINSURANCE GROUP			287,931
	FIFTH THIRD BANCORP			182,982
	FMC CORP NEW			180,670
	GEN DYNAMICS CORPORATION			146,439
	GLAXOSMITHKLINE PLC SPONS			195,408
	GOLDMAN SACHS GROUP INC			283,225
	HARLEY-DAVIDSON INC			258,258
	HOWMET AEROSPACE INC			272,215
	HUNTINGTON BANCSHARES INC			274,273
	HUNTINGTON INGALLS INDU I			102,629
	JOHNSON & JOHNSON			984,727
	JPMORGAN CHASE & CO			967,511
	KINROSS GOLD CORP			94,503
	KLA CORP			281,694
	KROGER CO			286,983
	LAM RESEARCH CORP			552,084
	LAS VEGAS SANDS CORP			232,798
	LEAR CORP NEW			115,933

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	LENNAR CORP CL A			223,964
	LKQ CORP			205,520
	LOWES COS INC			177,364
	MARATHON PETROLEUM CORP			368,435
	MARSH & MCLENNAN COS INC			123,903
	MCKESSON CORP			320,013
	MEDTRONIC PLC			439,041
	MICRON TECH INC			434,315
	MOHAWK INDU INC			309,949
	NEWMONT CORP			160,865
	NORTHROP GRUMMAN CORP			133,163
	NOVARTIS AG SPON ADR			483,859
	NXP SEMICONDUCTORS NV			388,779
	ON SEMICONDUCTOR CORP			57,343
	ORACLE CORP			339,170
	OTIS WORLDWIDE CORP			146,111
	OWENS CORNING INC			324,632
	PARSLEY ENERGY INC CL A			221,094
	PETROLEO BRASILEIRO SPONS			173,560
	PFIZER INC			424,125
	PPG INDU INC			139,893
	PROGRESSIVE CORP OHIO			438,038
	QORVO INC			222,469
	RENAISSANCERE HLDGS LTD			114,582
	ROBERT HALF INTL INC.			96,219
	SCHLUMBERGER LTD			152,548
	SCHWAB CHARLES CORP			311,716
	SS&C TECH HLDGS INC			254,916
	STEEL DYNAMICS INC			193,494
	TAPESTRY INC			289,603
	TJX COMPANIES INC NEW			216,889
	T-MOBILE US INC			427,879
	TRUIST FINL CORP			536,337
	UNION PACIFIC CORP			219,880
	UNITED RENTALS INC			229,359
	UNITEDHEALTH GROUP INC			409,244
	VIATRIS INC			121,023
	VISTRA CORP			245,593
	WESTROCK CO			131,591
	WILLIAMS-SONOMA INC			118,440
	WYNDHAM HOTELS & RESORTS			151,513
	YAMANA GOLD INC			174,263
	SUBTOTAL			29,076,151

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value

	Robeco Small/Mid Capitalization Value Equity Fund	US Small/Mid Cap Stock Fund
	ABM INDU INC			163,620
	ACCO BRANDS CORP			94,049
	AECOM			96,474
	AEGION CORP			83,423
	AES CORP			153,056
	AGNC INVESTMENT CORP			108,685
	ALLEGHANY CORP DEL			159,978
	AMDOCS LTD			92,280
	AMERICOLD REALTY TR			64,357
	ARES COMMERCIAL REAL ESTA			41,887
	ARROW ELECTRONICS INC			142,934
	ASGN INC			292,773
	ASSURANT INC			117,422
	ASSURED GUARANTY LTD			154,773
	AVANTOR INC			200,794
	AXIS CAPITAL HLDGS LTD			91,609
	BANKUNITED INC			119,469
	BELDEN INC			149,038
	BLACKSTONE MORTGAGE TR CL			75,708
	BMC STK HLDGS INC			124,645
	BOOZ ALLEN HAMILTON HLDG			75,847
	BWX TECH INC			130,566
	CALLAWAY GOLF CO			13,806
	CDK GLOBAL INC			112,782
	CENOVUS ENERGY INC			71,121
	CENTERPOINT ENERGY INC			79,289
	CHAMPIONX CORP			213,297
	CHANGE HEALTHCARE INC			303,883
	COHERENT INC			97,813
	COLUMBIA BANKING SYS INC			52,773
	COMMSCOPE HLDG CO INC			89,351
	CONCENTRIX CORP			241,716
	COUSINS PROPERTIES INC			211,821
	COVANTA HLDGS CORP			60,227
	CURTISS WRIGHT CORPORATIO			149,975
	DIAMONDBACK ENERGY INC			199,505
	DXC TECH CO			62,521
	EAST WEST BANCORP INC			105,020
	EMCOR GROUP INC			67,589
	ENERGIZER HLDGS INC			209,382

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ENERSYS INC			232,734
	ENVISTA HLDGS CORP			274,124
	ESSENT GROUP LTD			246,931
	EVERCORE INC A			235,507
	EVEREST REINSURANCE GROUP			127,111
	EVERTEC INC			129,166
	EXTENDED STAY AMERICA INC			65,593
	FEDERAL AGRI MTG NON VTG			52,569
	FIFTH THIRD BANCORP			64,266
	FIRST AMERICAN FIN CORP			109,352
	FIRST CITIZENS BANCSHARES			84,418
	FIRST HAWAIIAN INC			140,773
	FIRST HORIZON CORP			75,105
	FIRST MERCHANTS CORP			88,774
	FIRSTCASH INC			238,626
	FLEX LTD			108,851
	FMC CORP NEW			108,379
	FOOT LOCKER INC			172,719
	FRESH DEL MONTE PRODUCE I			141,700
	FRONTDOOR INC			197,777
	FTI CONSULTING INC			202,995
	GENTEX CORP			170,838
	GLOBE LIFE INC			88,218
	GRAFTECH INTL LTD			99,277
	GRAPHIC PACKAGING HLDGS C			325,333
	HALLIBURTON CO			120,374
	HANESBRANDS INC			67,972
	HANOVER INSURANCE GROUP I			61,617
	HARLEY-DAVIDSON INC			185,665
	HARSCO CORP			108,258
	HELMERICH & PAYNE INC			123,512
	HILLENBRAND INC			89,669
	HOWMET AEROSPACE INC			121,837
	HUNTINGTON BANCSHARES INC			295,832
	HUNTSMAN CORP			69,562
	ICON PLC			161,053
	INGEVITY CORP			144,871
	INSIGHT ENTERPRISES INC			197,530
	INTERDIGITAL INC			153,581
	INTL GAME TECH PLC			91,273
	JAZZ PHARMA PLC			127,089
	JONES LANG LASALLE INC			80,268
	KAR AUCTION SVCS INC			168,365

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	KEYCORP			80,458
	KORN FERRY			67,164
	LANDSTAR SYS INC			52,787
	LCI INDU			185,702
	LITHIA MOTORS INC CL A			345,058
	LPL FINL HLDGS INC			188,117
	MASTEC INC			87,748
	MAXIMUS INC			38,278
	MINERALS TECH INC			55,784
	MOLINA HEALTHCARE INC			220,336
	MOSAIC CO NEW			154,213
	MR COOPER GROUP INC			164,180
	NATIONAL ENERGY SVCS REUN			45,668
	NATIONAL GEN HLDGS CORP			162,628
	NAVIENT CORP			198,099
	NCR CORP			208,438
	NEXSTAR MEDIA GROUP INC A			156,469
	NMI HLDGS INC			83,579
	NOMAD FOODS LTD			117,745
	ON SEMICONDUCTOR CORP			226,786
	OWENS CORNING INC			99,018
	PENNYMAC FIN SVCS INC			65,751
	PPD INC			112,071
	PQ GROUP HLDGS INC			104,397
	PRA GROUP INC			99,904
	PROASSURANCE CORPORATION			89,501
	QORVO INC			213,158
	R1 RCM INC			133,287
	RACKSPACE TECH INC			111,692
	REGIONS FIN CORP			101,766
	REINSURANCE GROUP OF AMER			115,436
	RENAISSANCERE HLDGS LTD			91,367
	SALLY BEAUTY HLDGS INC			68,160
	SCHWEITZER-MAUDUIT INTL I			181,910
	SCIENCE APPLICATIONS INTL			282,122
	SKECHERS USA INC CL A			175,172
	SL GREEN REALTY CORP REIT			40,455
	SLM CORP			424,343
	SOTERA HEALTH CO			85,476
	SOUTH STATE CORP			83,868
	SPECTRUM BRANDS HLDGS INC			118,154
	SPIRIT RLTY CAP INC			75,439
	STANDARD MOTOR PRODUCTS I			42,200

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	STARWOOD PROPERTY TR INC			124,678
	STEEL DYNAMICS INC			84,100
	STEVEN MADDEN LTD			184,300
	STRIDE INC			62,310
	SYKES ENTERPRISES INC			73,117
	SYNEOS HEALTH INC			261,755
	SYNNEX CORP			199,284
	SYNOVUS FINANICAL CORP.			124,786
	TEMPUR SEALY INTL INC			92,853
	TEREX CORP			102,367
	TEXTRON INC			94,147
	TOLL BROTHERS INC			61,467
	TTEC HLDGS INC			157,237
	ULTRA CLEAN HLDGS INC			112,265
	UMPQUA HLDGS CORP			86,858
	UNISYS CORP NEW			108,299
	UNIVERSAL CORP			123,664
	VALVOLINE INC			267,082
	VISTRA CORP			139,350
	WALKER & DUNLOP INC			287,102
	WESCO INTL INC			393,756
	WESTERN DIGITAL CORP			75,275
	WESTROCK CO			82,794
	WHITE MOUNTAINS INS GROUP			152,100
	WORLD FUEL SVCS CORP			227,811
	WYNDHAM DESTINATIONS INC			76,845
	YELP INC			126,466
	SUBTOTAL			20,860,674

	Total common stocks			79,982,382

	Common and Collective Trusts
	Blackrock US Debt Index NL Fund M	US Bond Index		160,043,614
	Northern Trust Collective 1-10 Yr Treasury Inflation-Protected Securities (TIPS) Index Fund - NL - Tier Three	Diversified Inflation Fund		43,056,800
	SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A	Non-US Stock Index		160,498,931
	SSgA S&P 500 Index Non-Lending Series Fund Class A	US Large Cap Stock Fund/Index		338,018,910
	SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A	US Small/Mid Cap Stock Fund/Index		114,854,286
	William Blair Small/Mid Cap Growth Collective Fund	US Small/Mid Cap Stock Fund		20,799,754
	Total common and collective trusts			837,272,295

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Mutual Funds
*	Fidelity Institutional Money Market: Government Portfolio - Class I	Short-Term Investments***		4,309,863
*	Fidelity Institutional Money Market: Treasury Portfolio - Class I	Short-Term Investments***		989,111
	American Funds EuroPacific Growth Fund R6 Shares	Non-US Stock Fund		112,940,841
	Dodge & Cox Income Fund 1 Shares	Bond Fund		39,687,807
	Metropolitan West Total Return Bond Fund Institutional Shares	Bond Fund		38,694,127
	Total mutual funds			196,621,749

	SGICs	Stable Value Fund
	RGA Reinsurance Co yield 1.856%
	Morley Stable Income Bond Fund Common and Collective Trust			49,624,009
	Principal Life Ins Co yield 1.893%
	Morley Stable Income Bond Fund Common and Collective Trust			45,151,187
	Transamerica Premier Life Ins Co yield 1.928%
	Morley Stable Income Bond Fund Common and Collective Trust			50,075,971
	Total SGICs			144,851,167

	Other Investments
*	Pinnacle West Common Stock	Pinnacle West Stock Fund		76,420,207
	Self-Directed Brokerage Account	Self-Directed Brokerage Account		114,452,907
	BBH STIF Fund	Short-Term Investments***		1,430,880
*	Various participants****	Participant loans		22,791,950
	Total other investments			215,095,944

	Total Assets Held for Investment Purposes			$1,473,823,537

*Party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.
***Short-Term Investments represent $4,309,863 held in the Stable Value Fund, $1,430,880 in the US Small/Mid Cap Stock Fund and US Large Cap Stock Funds and $989,111 in the Pinnacle West Stock Fund.
****Interest rates for participant loans as of December 31, 2020, ranged from 4.25% to 9.25% with maturity dates ranging from 2021 to 2035. Presented net of $582,287 in deemed loan distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 22, 2021	By	/s/ Donna M. Easterly
Donna M. Easterly
Senior Vice President Human Resources & Ethics
Arizona Public Service Company